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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-l(c) (Third Party Tender Offer)	[ X ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)       [    ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

WMC Resources Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Commonwealth of Australia
(Jurisdiction of Subject Company’s Incorporation or Organization)

Xstrata Capital Holdings Pty Limited
(Name of Person(s) Furnishing Form)

ordinary shares and shares underlying American depositary shares
(Title of Class of Subject Securities)

___________________________________________________
(CUSIP Number of Class of Securities (if applicable))

Peter Horton, G.P.O. Box 860K, Melbourne Vic. 3001, Australia 61 (03) 96856274
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 30, 2004
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC 2560 (10-03)	Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)        Not applicable.

(b)        On December 16, 2004, Xstrata Capital Holdings Pty Limited ("Xstrata Capital") lodged with the Australian Securities and Investments Commissions a replacement     bidder's statement relating to the tender offer by Xstrata Capital for the ordinary shares and the shares underlying the American Depositary Shares of WMC Resources Limited. The replacement bidder's statement is attached hereto as Exhibit I.

Item 2. Informational Legends

Not applicable

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.
(2)	Not applicable.
(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

On December 1, 2004, Xstrata Capital Holdings Pty Limited filed with the Securities and Exchange Commission an Irrevocable Consent and Power of Attorney on Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Benny Levene
(Signature)
Name:	Benny Levene (Director)
(Name and Title)

Date:	December 16, 2004